

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Michelle Mosier
Chief Financial Officer
Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

       **Re: Jushi Holdings Inc.**
           **Form 10-K for the Year Ended December 31, 2023**
           **Filed April 1, 2024**
           **File No. 000-56468**

Dear Michelle Mosier:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 62

1.    Please revise your future filings to address the following, providing your proposed disclosure in your response:
- Revise your discussion of the fluctuation in your line items to quantify the factors you identified as the reasons for the changes pursuant to Item 303 of Regulation S-K.
- As part of your response, specifically quantify the factors cited for the changes in your Revenues and Gross Profit.
- In light of the significant Inventory change adjustments identified in footnote (3) to your Non-GAAP presentation on page 66, please revise footnote (3) as well as your MD&A discussion of Gross Profit to quantify and explain each of the items identified in footnote (3).
- In light of the adjustment for inventory recall reserves, provide us with a rollforward of your inventory reserves for the periods presented in your Form 10-K, and tell us

how you considered whether disclosure of such a rollforward was warranted.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences